UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NO. 000-26906
CUSIP NUMBER 046220109
(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant	Asta Funding, Inc.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number) City, State and Zip Code	210 Sylvan Avenue Englewood Cliffs, New Jersey 07632

Part II — Rules 12b-25(b) and (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
          As previously disclosed on Form 8-K, dated December 5, 2008, Palisades Acquisition XVI, LLC (“Palisades XVI”), an affiliate of Asta Funding, Inc. (the “Company”), entered into a Receivables Financing Agreement, dated March 2, 2007, as amended on July 1, 2007, December 27, 2007 and May 19, 2008 (as amended, the “Agreement”), with a major financial institution, pursuant to which Palisades XVI borrowed approximately $227 million in order to pay a portion of the purchase price for a portfolio of approximately $6.9 billion in face value receivables. On December 1, 2008, as a result of the actual collections being lower than the minimum collection rates required under the Agreement for the month ended November 30, 2008, a termination event occurred under the Agreement. In order to resolve this issue, the parties to the Agreement executed a Waiver (the “Waiver”) dated as of December 1, 2008. The Waiver provides that, among other things, the termination event will be waived until December 22, 2008. The Company is currently in negotiations with this lender and its bank group (under its revolving line of credit) to amend its loan documents. There can be no assurance the Company will receive the amendments, or the amendments on favorable terms to the Company.
          As senior management has been engaged in negotiating the amendments needed to remedy the situation by the December 22, 2008 deadline referred to above, the Company is unable to file its annual report on Form 10-K for the year ended September 30, 2008, within the time period prescribed for such report without unreasonable effort or expense. The Company does anticipate being able to file its annual report within 15 calendar days. Due to the unprecedented state of the economy, the Company will continue to monitor its collection trends and the possible impact on its financial statements.

Part IV — Other Information
          (1)   Name and telephone number of person to contact in regard to this notification.

Mitchell Cohen, Chief Financial Officer	(201) 567-5648

(Name and Title)	(Area Code)(Telephone Number)
          (2)   Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes               ☐ No
          (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes               ☐ No
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to the unprecedented slow down in the economy, the Company has experienced a corresponding slowing of collections, which caused lower finance income and higher impairments during the fiscal year ended September 30, 2008, as compared to fiscal year ended September 30, 2007. Please see below, the unaudited Consolidated Statement of Operations the Company expects to file in its Form 10-K, assuming the valuation analysis performed does not change.

ASTA FUNDING, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	Year Ended September 30,
	2008	2007	2006
Revenues:
Finance income	$115,295,000	$138,356,000	$101,024,000
Other income	200,000	2,181,000	405,000

	115,495,000	140,537,000	101,429,000

General and administrative expenses	29,561,000	25,450,000	18,268,000
Interest expense	17,881,000	18,246,000	4,641,000
Impairments	53,160,000	9,097,000	2,245,000

	100,602,000	52,793,000	25,154,000

Income before equity in earnings in venture and income taxes	14,893,000	87,744,000	76,275,000
Equity in earnings in venture	55,000	225,000	550,000

Income before income taxes	14,948,000	87,969,000	76,825,000
Provision for income taxes	6,119,000	35,703,000	31,060,000

Net income	$8,829,000	$52,266,000	$45,765,000

Basic net income per share	$0.62	$3.79	$3.36

Diluted net income per share	$0.61	$3.56	$3.13

Weighted average shares outstanding:

Basic	14,138,650	13,807,838	13,637,406

Diluted	14,553,346	14,691,861	14,615,148

Asta Funding, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2008	By:	/s/ Mitchell Cohen
		Name:	Mitchell Cohen
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than by an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.